Exhibit 21.1

SUBSIDIARIES OF MALIBU BOATS, INC.

Name	Jurisdiction of Organization
Malibu Boats Holdings, LLC	Delaware
Malibu Boats, LLC	Delaware
Malibu Boats Domestic International Sales Corp.	Delaware
Malibu Holdco A, LLC	Delaware
Malibu Holdco B, LLC	Delaware